Antisoma plc

Ealing
London W5 3QR
UK

T: +44 (0)20 8799 8200
F: +44 (0)20 8799 8201
E: enquiries@antisoma.com
W: www.antisoma.com

RECEIVED
2006 NOV 27 P 1:2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ANTISOMA

Exemption number: 82-34926

Office of International Corporate Finance
Division of Corporate Finance
Mail Stop 3628
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

Friday 17 November 2006

06018725

Ladies and Gentlemen:

Antisoma plc

Pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby furnish you with certain documentation that we have made public or filed with the UK Listing Authority, the London Stock Exchange or the Registrar of Companies for England and Wales at Companies House or distributed to our shareholders and which is listed in Annex 1 to this letter.

These documents supplement the information previously provided with respect to Antisoma plc's request for exemption under Rule 12g3-2(b), which was established on November 21, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Antisoma plc is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at +44 20 8799 8200 in the United Kingdom if you have any questions.

Thank you for your attention.

PROCESSED
DEC 01 2006
THOMSON FINANCIAL

Yours faithfully
For and on behalf Antisoma plc

Name: Simone Tinney
Title: Communication Assistant

Antisoma to present at Rodman and Renshaw Healthcare Conference on November 8

2 November 2006, London, UK – Cancer drug developer Antisoma plc (LSE: ASM; USOTC: ATSMY) today announces that its Chief Executive Officer, Glyn Edwards, will be presenting at the Rodman & Renshaw 8th Annual Global Healthcare Conference in New York on Wednesday 8 November.

Mr Edwards's presentation will take place at 3.50pm EST. A live webcast of the presentation will be available to all parties on Antisoma's website www.antisoma.com

It is recommended that viewers log on 15 minutes early in order to register and download any necessary software.

Enquiries:

Katherine Harrison +44 (0)20 8799 8200
Communications Manager
Antisoma plc

Background on Antisoma

Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Please visit www.antisoma.com for further information.

Positive data from Antisoma's AS1404 lung cancer trial presented at conference
New tumour progression findings complement data showing extended survival

London, UK, and Prague, Czech Republic: 8 November 2006 - Cancer drug developer Antisoma plc (LSE: ASM, US OTC: ATSMY) announces that the final data from its phase II trial of AS1404 in non-small cell lung cancer are presented today at the EORTC-NCI-AACR meeting in Prague by Professor Joachim von Pawel of Asklepios Hospital, Gauting, Germany, one of the leading investigators in the trial. Final time to tumour progression data are included in the presentation along with the updated survival and safety data released during October.

Key findings from the trial are:

- Patients who received AS1404 in addition to standard chemotherapy had a median survival 5.2 months longer (14.0 vs 8.8 months) than that of patients who received standard chemotherapy alone. This is one of the largest differences in survival ever reported from a trial combining a novel agent with first-line chemotherapy for lung cancer. Addition of AS1404 reduced the risk of death by 27%.

- Patients who received AS1404 in addition to standard chemotherapy had 23% increases in both median (5.4 vs 4.4 months) and mean (6.3 vs 5.1 months) time to tumour progression compared with patients on standard chemotherapy, according to an updated and final assessment by trial investigators. This analysis was conducted after follow-up of all patients for at least 12 months and shows a greater delay in progression with AS1404 than that reported at ASCO in June based on interim data from the trial.

- Patients who received AS1404 plus standard chemotherapy had a tumour response rate of 31% compared with 22% for those who received chemotherapy alone (reported at ASCO in June 2006).

- Safety findings in the two groups were broadly comparable, with 16 of the patients receiving AS1404 experiencing serious adverse events compared with 17 of the patients receiving chemotherapy alone.

Professor von Pawel said: "There is a clear need to improve the treatment of non-small cell lung cancer. AS1404 is a promising and novel approach and I look forward to participating in the phase III programme."

Dr Ursula Ney, Chief Operating Officer of Antisoma, said: "We've looked at five measures of efficacy across three phase II trials in different cancers and all have shown improvements when AS1404 is added to standard chemotherapy. This is a great position to be in as we seek to close a licensing deal and prepare for phase III development."

Enquiries:

Glyn Edwards, Chief Executive Officer
Daniel Elger, Director of Communications +44 (0)7909 915 068
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich
Buchanan Communications +44 (0)20 7466 5000

Antisoma disclaimer

Certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Details of the lung cancer study

The poster presentation made at the EORTC-NCI-AACR conference is available on Antisoma's website at www.antisoma.com.

The AS1404 phase II trial in lung cancer was a randomised controlled trial which enrolled patients receiving first-line chemotherapy treatment for stage IIIb or IV non-small cell lung cancer. Patients were randomly assigned to receive either AS1404 plus standard chemotherapy (carboplatin and paclitaxel) or standard chemotherapy alone. Seventy patients were evaluable for efficacy, 34 of whom received AS1404 plus chemotherapy while 36 received chemotherapy alone. The trial was conducted at hospitals in France, Germany, Australia and New Zealand.

Responses and time to tumour progression were assessed using RECIST (Response Evaluation Criteria In Solid Tumours). Investigators carried out assessments of these parameters throughout the study. There was also an independent assessment by a blinded reviewer. The response figures cited are from the independent assessment. The final time to tumour progression figures presented at the EORTC meeting and quoted here are investigator determined (for practical reasons there was only a single independent analysis of progression and this was carried out earlier, yielding the interim data presented at ASCO 2006).

At the time of the interim analysis presented at ASCO, progression data from the independent and investigator assessments were almost identical; the independent analysis then showed median times to progression of 4.3 months with AS1404 and 3.8 months with standard therapy (difference of 0.5 months), while the investigators' analysis then showed median times to progression of 4.3 months with AS1404 and 3.7 months with standard therapy (difference of 0.6 months). The final investigator analysis shows median times to progression of 5.4 months with AS1404 and 4.4 months with standard therapy (difference of 1.0 months).

Background on AS1404

AS1404 (DMXAA) is a small-molecule vascular disrupting agent which targets the blood vessels that nourish tumours. The drug was discovered by Professors Bruce Baguley and William Denny and their teams at the Auckland Cancer Society Research Centre, University of Auckland, New Zealand. It was in-licensed by Antisoma from Cancer Research Ventures Limited (now Cancer Research Technology), the development and commercialisation company of the Cancer Research

Campaign (now Cancer Research UK), in August 2001. CRUK had supported two phase I studies in the UK and New Zealand.

Background on Antisoma

Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Please visit www.antisoma.com for further information.